9/14

04036892

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ven Fen Limited

*CURRENT ADDRESS

PROCESSED SEP 15 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3760 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/15/04

82-3760

ARIS
6-30-04

VenFin Limited

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 30 JUNE 2004

Increase in net asset value per share (at valuation)	**+ 19.2%**
Increase in headline earnings per share	**+ 16.3%**
Increase in dividend per share	**+ 30.0%**

VenFin Limited

ABRIDGED CONSOLIDATED BALANCE SHEET

	30 June 2004 R million	30 June 2003 R million
ASSETS		
Non-current assets		
Property, plant and equipment	**26**	*
Intangible assets	**556**	556
Investments - Associated companies**	**1 555**	5 595
- Other**	**2 497**	636
Deferred taxation	**12**	-
	4 646	6 787
Current assets	**2 548**	1 468
Cash and cash equivalents**	**2 389**	1 414
Other current assets	**159**	54
Total assets	**7 194**	8 255
EQUITY AND LIABILITIES		
Capital and reserves	**7 669**	8 570
Treasury shares	**(636)**	(365)
Interest of own members	**7 033**	8 205
Non-current liabilities	**15**	-
Interest-bearing debt	**7**	-
Deferred taxation	**8**	-
Current liabilities	**146**	50
Total equity and liabilities	**7 194**	8 255

* *Amount smaller than R500 000*

** ***Change in respect of R&V Holdings Limited (R&V)***
With effect from 30 June 2004, R&V became a wholly-owned subsidiary of VenFin and was consolidated from that date. As a result thereof certain balance sheet items are not comparable with those of the previous financial year.

Assuming R&V was accounted for as an associated company at 30 June 2004:

Investments - Associated companies would have increased to	**5 167**	
Investments - Other would have decreased to	**594**	
Cash and cash equivalents would have decreased to	**714**	

VenFin Limited

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Year ended 30 June 2004 Company and its subsidiaries R million	Year ended 30 June 2004 Associated companies R million	Year ended 30 June 2004 **Total R million**	Year ended 30 June 2003 Total R million
Revenue	115		**115**	256
Net interest income	98		**98**	179
Share of profit of associated companies		980	**980**	769
Amortisation of goodwill	(102)	(20)	**(122)**	(105)
Impairment of goodwill	(198)	-	**(198)**	(83)
Impairment of assets	(6)	(4)	**(10)**	(234)
Other expenses	(46)	-	**(46)**	(40)
Capital surplus on the disposal of long-term investments	20	4	**24**	362
Profit/(loss) before taxation	(234)	960	**726**	848
Taxation	(14)	(280)	**(294)**	(255)
NET PROFIT/(LOSS) FOR THE YEAR	(248)	680	**432**	593

Reconciliation of headline earnings:

	Company and its subsidiaries R million	Associated companies R million	**Total R million**	Total R million
BASIC EARNINGS – net profit/(loss) for the year	(248)	680	**432**	593
Plus/(minus) – attributable to own members:				
- Amortisation of goodwill	102	20	**122**	105
- Impairment of goodwill and assets	203	4	**207**	317
- Capital surplus on the disposal of long-term investments	(20)	(4)	**(24)**	(362)
- Surplus on disposal of property, plant and equipment	-	3	**3**	(1)
- Tax effect	*	*	*	13
HEADLINE EARNINGS	37	703	**740**	665

* *Amount smaller than R500 000*

VenFin Limited

SEGMENTAL ANALYSIS – HEADLINE EARNINGS

	Year ended 30 June 2004 R million	Year ended 30 June 2003 R million
Telecommunication	**491**	404
Technology	**33**	(1)
Media	**25**	(28)
Financial and risk services	**117**	135
Corporate	**74**	155
	740	665

EARNINGS AND DIVIDENDS PER SHARE

	Year ended 30 June 2004			Year ended 30 June 2003
	Company and its subsidiaries	Associated companies	Total	Total
HEADLINE EARNINGS (cents)	7.6	143.8	**151.4**	130.2
DILUTED HEADLINE EARNINGS (cents)	7.5	143.5	**151.0**	130.1
BASIC EARNINGS (cents)	(50.7)	139.1	**88.4**	116.1
DILUTED BASIC EARNINGS (cents)	(50.6)	138.7	**88.1**	116.1
DIVIDENDS (cents)			**32.5**	25.0
Weighted number of shares in issue (million)			**488.9**	510.6
Diluted weighted number of shares in issue (million)			**490.1**	511.0

VenFin Limited

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 30 June 2004 R million	Year ended 30 June 2003 R million
Opening balance	**8 205**	9 335
Net after-tax cumulative opening balance adjustment (AC 133)	**-**	808
Net profit for the year	**432**	593
Dividend paid	**(123)**	-
Exchange rate adjustments	**(1 026)**	(1 345)
Change in reserves of subsidiary companies and associated companies	**354**	(99)
Net after-tax fair value adjustments for the year (AC 133)	**224**	(512)
Realisation of fair value adjustments of financial instruments	**(20)**	(347)
Net shares in VenFin Limited acquired by wholly-owned subsidiary and The VenFin Share Trust	**(1 013)**	(228)
Interest of own members	**7 033**	8 205
Interest of own members per share (Rand)	**R15.64**	R16.40

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Year ended 30 June 2004 R million	Year ended 30 June 2003 R million
Operating activities		
Net interest received	**98**	179
Dividends received	**341**	112
Dividend paid	**(123)**	-
Other movements	**(126)**	(122)
Taxation paid	**(55)**	(41)
Net cash inflow from operating activities	**135**	128
Cash flow from investing activities	**821**	426
Acquisition of subsidiaries	**1 709**	-
Proceeds on disposal of investments	**324**	943
Repurchase of shares	**(1 015)**	(228)
Other	**(197)**	(289)
Net increase in cash and cash equivalents	**956**	554
Cash and cash equivalents at the beginning of the year	**1 414**	860
Cash and cash equivalents at the end of the year	**2 370**	1 414
Cash and cash equivalents – balance sheet	**2 389**	1 414
Bank overdraft	**(19)**	-

ADDITIONAL INFORMATION

	30 June 2004	30 June 2003
Number of shares in issue		
- Ordinary shares of 1 cent each*	**447 993 648**	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352
Total number of shares in issue	**483 500 000**	522 000 002
- Shares held in treasury (ordinary shares of 1 cent each)	**(25 268 657)**	(21 646 966)
- Shares held by The VenFin Share Trust (ordinary shares of 1 cent each)	**(8 668 746)**	-
	449 562 597	500 353 036

* *38 500 002 ordinary shares were cancelled during the year under review*

Weighted number of shares in issue	**488 922 237**	510 601 673

- In determining the headline earnings and basic earnings per share the weighted number of shares in issue was taken into account.
- In determining the diluted headline earnings and basic earnings per share the weighted number of shares in issue was adjusted for the dilutive effect of the shares offered to participants by the VenFin Share Scheme. The number of shares that was added to the weighted number of issued shares to determine the dilutive effect was 1 218 676 (2003: 349 015).

	30 June 2004	30 June 2003
Net asset value per share (Rand)		
- At book value	**R15.64**	R16.40
- At market value and directors' valuation of investments	**R28.80**	R24.17

	R million	R million
Listed investments		
Associated		
- Carrying value	**53**	19
- Market value	**108**	52
Other		
- Carrying value	**496**	607
- Market value	**496**	607
Unlisted investments		
Associated **		
- Carrying value	**1 502**	5 576
- Directors' valuation	**7 929**	9 982
Other **		
- Carrying value	**2 001**	29
- Directors' valuation	**2 038**	29
Capital commitments (Including amounts authorised, but not yet contracted)	**39**	12

** *These amounts are not comparable with those of the previous financial year due to the effect of the consolidation of R&V from 30 June 2004.*

VenFin Limited

ADDITIONAL INFORMATION (CONTINUED)

	Year ended 30 June 2004 R million	Year ended 30 June 2003 R million
Net interest income		
Interest received – unlisted investments & deposits	98	231
Interest paid	(*)	(52)
	98	179

	Year ended 30 June 2004 R million	Year ended 30 June 2003 R million
Dividends received		
Dividends included in profit	12	20
Dividends from associated companies	329	92

	Year ended 30 June 2004 R million	Year ended 30 June 2003 R million
Capital surplus on disposal of long-term investments		
Subsidiary companies:		
Capital surplus/(loss) on the disposal of		
- Richemont A units/depositary receipts	20	361
- Other long-term investments	*	(4)
Total before taxation – per income statement	20	357
Taxation	*	(13)
Total after taxation	20	344
Associated companies after taxation	4	5
Total – attributable to own members	24	349

* *Amount smaller than R500 000*

ANNEXURE A
COMPOSITION OF HEADLINE EARNINGS

	Effective % interest at 30 June 2004	VenFin's share R million	
		30 June 2004	30 June 2003
ASSOCIATED COMPANIES			
Vodacom	15.0	**480**	376
R&V*	100.0	**180**	211
- Alexander Forbes		**117**	135
- Dimension Data		**27**	24
- Other		**36**	52
e.tv	33.0	**22**	(24)
Tracker	32.1	**16**	8
Psitek	32.0	**12**	27
SAIL	25.8	**2**	(4)
Intervid*	64.9	**-**	(6)
GenuOne	36.8	**(6)**	(22)
Other		**(3)**	(2)
		703	564
SUBSIDIARIES		37	101
Net interest received		**70**	128
Net management fees		**(32)**	(29)
Corporate and other		**(1)**	2
Headline earnings		**740**	665

* *R&V and Intervid only became subsidiaries on 30 June 2004, therefore their earnings were accounted for as associated companies during the year under review.*

ANNEXURE B
COMPOSITION OF NET ASSET VALUE (R million)

	30 June 2004		30 June 2003[3]	
	Book value	Valuations	Book value	Valuations
Listed [1]	**678**	**624**	633	659
Richemont A units[4]	411	411	572	572
SAIL	29	29	26	43
iTouch	23	23	23	23
FrontRange	62	62	[illegible]	[illegible]
Idion	81	79	12	12
Intervid	72	20	[illegible]	9
Unlisted [2]	**4 029**	**9 999**	4 446	8 311
Vodacom	1 511	6 990	1 436	5 176
Alexander Forbes Bonds[3]	1 274	1 274	1 344	1 344
Dimension Data Bond[3]	629	666	754	754
e.tv	313	525	326	326
Tracker	20	242	13	131
Psitek	69	96	63	96
GenuOne	44	37	61	35
Intervid International Bond[3]	-	-	223	223
Loans and other investments[3]	169	169	226	226
Cash[3]	**2 326**	**2 326**	3 126	3 126
Total	**7 033**	**12 949**	8 205	12 096
Net asset value per share (Rand)	**15.64**	**28.80**	16.40	24.17
Share price (Rand)		**19.88**		16.80
Discount to net asset value		**31.0%**		30.5%

(1) Market value
(2) Directors' valuation
(3) The underlying value of the investment in R&V has been reallocated to achieve comparability with the current financial year.
(4) During the year under review, 2.2 million Richemont A units were disposed of.

COMMENTARY

INTRODUCTION

VenFin operates as an investment holding company focusing on telecommunication, technology, media businesses and financial and risk services. The group actively manages its investments through regular dialogue with other shareholders, directors and the management of investee companies.

ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act and the Listing Requirements of the JSE Securities Exchange South Africa and incorporate policies which are consistent with those of the previous year, with the exception of the consolidation of The VenFin Share Trust and the implementation of the South African Statement of Generally Accepted Accounting Practice, AC 140: Business Combinations.

CHANGE IN ACCOUNTING POLICIES

AC 140

With effect from 1 April 2004 VenFin adopted AC 140: Business Combinations. In terms of the provisions of this accounting statement goodwill arising from a business combination for which the agreement date is on or after 31 March 2004, will not be amortised, but be carried at cost less accumulated impairment losses.

As from 1 July 2004 (i.e. 2005 financial year) all goodwill arising before 1 April 2004 will also be treated in accordance with AC 140.

Consolidation of The VenFin Share Trust (the "trust")

In terms of the latest rules of the JSE Securities Exchange South Africa, companies are obliged to consolidate share incentive trusts under certain circumstances. 8 668 746 (2003: Nil) ordinary shares held in the trust for participants are accounted for as if they were treasury shares and are now also deducted from the issued number of shares in determining the weighted average number of shares. The cost price of the shares has been deducted from the group's equity.

As the trust held no shares in 2003, the comparative figures have not been restated.

FINANCIAL REVIEW

Headline earnings

Headline earnings for the year to 30 June 2004 was R740 million compared to R665 million for the year to 30 June 2003. This represents an increase of 11.3%.

Headline earnings per share for the year to 30 June 2004 increased by 16.3% from 130.2 cents to 151.4 cents, reflecting the positive effect of the share repurchase programme.

The increase in headline earnings is largely attributable to:

- A 27.7% increase in equity accounted earnings from Vodacom, from R376 million to R480 million, due to steady growth in Vodacom's earnings.
- The continued turnaround of e.tv during the current year. The contribution of e.tv to VenFin's headline earnings for the year to 30 June 2004 amounted to R22 million, compared to a loss of R24 million during the comparative year.
- Reduced attributable losses at GenuOne Inc, from R22 million to R6 million, during the year under review.

Vodacom

Vodacom has performed well, with headline earnings of R3 133 million (2003: R2 308 million) and an EBITDA margin (earnings before interest, tax, depreciation and amortisation) of 33.1% (2003: 33.9%) for its year ended 31 March 2004. Vodacom's headline earnings for the three months from 1 April 2004 to 30 June 2004 was R763 million (2003: R699 million).

e.tv
In the second half of the year under review e.tv turned into a profitable and cash flow positive business.

Corporate (Wholly-owned subsidiaries)
The contribution of net interest income to headline earnings decreased by 45.3 % to R70 million (2003: R128 million), mainly as a result of a lower average cash balance, due to the share repurchase programme and lower interest rates.

Dividends received from other investments contributed R12 million (2003: R20 million) to headline earnings.

Basic earnings

Basic earnings for the year ended 30 June 2004 decreased by 27.2% to R432 million (2003: R593 million). Basic earnings reflect earnings after goodwill amortisation, impairments of non-financial assets and non-recurring exceptional items. The decrease in basic earnings is mainly attributable to the lower capital surplus on the sale of long-term investments of R24 million, compared to a surplus of R349 million in 2003.

Impairment of investments and goodwill

Provision for impairment of investments and goodwill amounting to R208 million has been made, of which the most significant are the following:

- An impairment provision amounting to R156 million has been made against the unamortised goodwill created on the investment in Intervid Limited to reflect the risks associated with the total investment in the Intervid group.

- An impairment provision amounting to R25 million has been made against the unamortised goodwill created on the investment in SAIL, to reflect the decrease in the share price during the year under review.

An analysis and detailed composition of the performance of the various investments appears in Annexures A and B and a full operational review of all investments is given in the group's 2004 annual report, due for distribution by the end of September 2004.

NET ASSET VALUE

The net asset value, at market value and directors' valuation of investments, increased by 7.1% from R12 096 million to R12 949 million at 30 June 2004.

The net asset value per share, at market value and directors' valuation of investments, at 30 June 2004 amounted to R28.80 compared to R24.17 per share at 30 June 2003, an increase of 19.2% year-on-year, reflecting the increase in the value of Vodacom and the effect of the share repurchase programme.

The following factors, or a combination of them, were taken into account in determining the directors' valuations of the unlisted investments:

- Market value and earnings yield of similar listed shares, discounted for limited tradeability of the unlisted shares
- Growth potential and risk factors
- Underlying net asset value
- Profit history
- Cash flow projections

CHANGES TO INVESTMENTS

The most significant changes to VenFin's investment portfolio during the year ended 30 June 2004 were:

R&V Holdings Limited (R&V)

With effect from 30 June 2004, VenFin and Compagnie Financière Richemont SA (Richemont) restructured their interests in the R&V group of companies.

The effect of this restructuring is that R&V and certain subsidiary companies that were not sold to Richemont, became wholly-owned subsidiary companies of VenFin, resulting in the £100 million Alexander Forbes Bonds; the $100 million Dimension Data Bonds and R1 675 million cash coming under the direct control of VenFin from 30 June 2004. However, R&V's earnings were still equity-accounted at 33.3% for the year under review.

Repurchase of VenFin shares

VenFin Securities (Pty) Ltd (VenFin Securities)

VenFin's wholly-owned subsidiary, VenFin Securities, acquired a further 51 018 039 ordinary VenFin shares at an average price of R19.82 per share for R1.0 billion. After the sale of 8 896 346 million shares to the Trust during July 2003 and 38 500 002 shares to VenFin Limited, the number of shares which are held as treasury shares was 25 268 657 on 30 June 2004, or 5.6% of the issued ordinary shares of 1 cent each.

Since the repurchase programme started in the 2002 financial year, a total of 72 665 005 ordinary shares (16.2% of the issued ordinary shares of 1 cent each) were acquired at an average price of R18.94 per share.

VenFin Limited (VenFin)

VenFin repurchased 38 500 002 VenFin ordinary shares (7.9% of the issued ordinary shares), from VenFin Securities for a total consideration of R754 million, at an average price of R19.58 per share. These shares were subsequently cancelled.

Intervid Limited (Intervid)

VenFin purchased a further 44 321 314 Intervid shares at 34 cents per share, for a total consideration of R15 million. On 30 June 2004, VenFin's interest in Intervid was 64.9%, which resulted in Intervid becoming a subsidiary.

FrontRange Limited (FrontRange)

VenFin invested R38 million in JSE listed FrontRange, a developer of customer relationship management software solutions with a worldwide presence. At 30 June 2004, VenFin's effective interest in FrontRange was 11.1%.

Idion Technology Holdings Limited (Idion)

On 14 May 2004 VenFin acquired a further 28.96% interest in Idion for R69 million. This interest was part of the 42.58% shareholding in Idion that was previously held by DataMirror Corporation.

At 30 June 2004 VenFin's effective interest in Idion was approximately 35.0%. The investment in Idion, previously classified as an investment available for sale, is now classified as an investment in an associated company.

Richemont A units

During September 2003, RGH Investments Limited, a wholly-owned foreign subsidiary of VenFin, sold 2.2 million Richemont A units for R321 million. A capital surplus of R20 million was realised and is accounted for as an exceptional item. At 30 June 2004, VenFin's interest in Richemont was 0.4%.

Venture Capital (VC) Funds

In order to strengthen VenFin's network globally, VenFin made additional investments in the VC funds mentioned below. In addition to providing VenFin shareholders with access to high-growth opportunities in markets that they otherwise would not have access to, these investments provide VenFin and its investees with access to networks and expertise in markets outside South Africa.

GEMS Oriental and General Fund II (GEMS)

VenFin invested $7.6 million in GEMS, a VC fund investing in businesses in the Asia Pacific region. GEMS provide an alternative source of capital for well-managed and well-positioned companies in need of equity for strategic growth, acquisitions or market expansion. A further $4.9 million is committed to the fund.

Milestone China Opportunities Fund I L.P. (Milestone China)

VenFin invested $500 000 in Milestone China, a VC fund investing in well-established, high-growth companies seeking expansion or acquisition capital in China. On 30 June 2004 a further $500 000 was committed to the fund.

Veritas Venture Partners (Cayman) L.P. (Veritas)

VenFin invested a further $300 000 in Veritas. On 30 June 2004 the total investment in the fund amounted to $600 000. VenFin has committed a further $900 000 to the fund.

Prospects

New investments and strategy

We continue to evaluate new investment opportunities on a regular basis both inside and outside South Africa. Our investment strategy is to take a long-term view. The focus remains on larger investments which can make a meaningful contribution to VenFin.

Share repurchases

We have also again invested surplus cash to repurchase VenFin shares, on the basis that it supported our strategy to add value to our shareholders over the longer term. We will continue to repurchase shares in terms of this strategy.

Subsequent to the year-end:

£100 million Alexander Forbes Exchangeable Bonds (the Bonds)

VenFin has reached an agreement with the Board of Alexander Forbes Limited (Alexander Forbes) regarding the Bonds, which are only eligible for redemption on 15 September 2005 (the transaction). In terms of the transaction, the Bonds will be sold to Alexander Forbes for a cash payment of GBP12.5 million and R1 159.5 million. VenFin has agreed to employ the latter amount to subscribe for 114.8 million Alexander Forbes shares. This will result in VenFin holding an effective 24.96% of the enlarged share capital of Alexander Forbes.

VenFin is of the view that the transaction will yield the most benefit for VenFin shareholders in the medium term by enabling Alexander Forbes to grow its international business more aggressively than the current status quo. The transaction was approved by Alexander Forbes shareholders on 6 September 2004.

Intervid scheme of arrangement

Subsequent to the approval by the Competitions Authorities for VenFin to become the majority shareholder in Intervid, VenFin proposed a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, between Intervid and its shareholders, other than VenFin and its subsidiaries (the scheme), in terms of which VenFin would acquire all the Intervid shares it does not already own for a cash consideration of 34 cents or 1 VenFin share for every 60 Intervid shares held. The scheme was approved by the requisite majority of scheme members on 27 July 2004 and on 5 August 2004 the High Court granted an order sanctioning the scheme. The consideration consisted of R9 million and 99 458 VenFin shares. Intervid was delisted on 24 August 2004.

SAIL Group Limited (SAIL)

On 1 September 2004, VenFin Media Beleggings (Pty) Ltd, as member of a consortium consisting of SACTWU Investment Group (Pty) Ltd and members of the SAIL management team, made an offer for the shares held by the minority shareholders of SAIL. The offer price for the proposed purchase is two-tiered: long-term shareholders, Nedbank and Luna Corporation have been offered 40.48c per ordinary shares, while all the other remaining shareholders have been offered 42c per share.

This transaction is subject to the fulfilment of certain suspensive conditions.

VenFin's interest in SAIL will change to approximately 37% after this transaction.

Milestone China

During August 2004, VenFin committed a further $4 million to the fund. $2 million was subsequently invested in the fund. The total investment to date amounted to $2.5 million.

<u>EXCHANGE RATE DIFFERENCES</u>

Net negative exchange rate differences arising on the translation of the value of foreign entities to SA Rand at 30 June 2004 amounted to R1 026 million (2003: R1 345 million) and were debited directly to reserves.

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit reports on the comprehensive annual financial statements and the summarised financial statements are available for inspection at the registered office of the Company.

DIVIDEND

Declaration of Dividend No 2

Notice is hereby given that a final dividend of 32.5 cents (2003: 25 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 30 June 2004.

Dates of importance:

Last day to trade in order to participate in the final dividend	Friday, 8 October 2004
Trading on or after this date will be ex the final dividend	Monday, 11 October 2004
Record date	Friday, 15 October 2004
Payment date	Monday, 18 October 2004

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 11 October 2004 and Friday, 15 October 2004, both days inclusive.

On payment date, Monday, 18 October 2004, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to bank accounts, or alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts at their broker or Central Securities Depository Participant (CSDP) on Monday, 18 October 2004.

The Annual Report will be posted to members during September 2004.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer/Deputy Chairman

Stellenbosch
7 September 2004

DIRECTORS AND ADMINISTRATION

Directors
Johann Rupert* *(Chairman)*,
Josua Malherbe *(Chief Executive Officer/Deputy Chairman)*,
Piet Beyers*, Mike Bosman*, Liesbeth Botha*, Jan Dreyer*, Jan Durand,
GT Ferreira*, Anthony Fletcher*, Elias Links*, John Newbury*
*(*Non-executive)*

Secretary
Mariza Lubbe

Listing
JSE Securities Exchange South Africa
Sector: Financial–Investment Companies

American depositary receipt (ADR) program
Cusip number 759905508 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address
25 Quantum Street, Techno Park, Stellenbosch 7600
P O Box 456, Stellenbosch 7599

Registered office
Carpe Diem Office Park
Techno Park, Stellenbosch 7600

Transfer office
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street,
Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)
Corporate Finance

www.venfin.com